ITC Limited
Registered Office
'1 India
400/1414

22nd May, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES, Dr. P. K. Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin - 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune - 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

Dear Sirs,

Audited Financial Results for the financial year ended 31st March, 2002

Further to our letter dated 13th May, 2002, we enclose a copy of the Audited Financial Results of the Company, details of Segmentwise Revenue, Results and Capital Employed, and other information as required under the Listing Agreement, for the financial year ended 31st March, 2002.

The above have been approved at the meeting of the Board of Directors of the Company held on 22nd May, 2002.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2002

(Rs. In Crores)

		Nine Months Ended 31.12.2001	Quarter Ended 31.3.2002	Quarter Ended 31.3.2001	Twelve Months Ended 31.3.2002	Twelve Months Ended 31.03.2001
GROSS INCOME		7020.79	2961.65	2259.82	9982.44	8827.11
NET SALES TURNOVER	[1]	3345.58	1713.65	1089.78	5059.23	4208.12
OTHER INCOME	[2]	118.94	23.41	61.62	142.35	144.47
NET INCOME (1 + 2)		3464.52	1737.06	1151.40	5201.58	4352.59
Less:						
TOTAL EXPENDITURE	[3]	1935.10	1220.86	657.05	3155.96	2516.44
a) (Increase) / decrease in stock-in-trade		-87.99	-10.48	32.49	-98.47	-20.31
b) Consumption of raw materials etc.		1253.95	734.94	344.85	1988.89	1512.68
c) Staff cost		191.03	120.02	78.75	311.05	274.43
d) Other expenditure		578.11	376.38	200.96	954.49	749.64
INTEREST (Net)	[4]	45.22	21.69	23.68	66.91	95.91
GROSS PROFIT (1+2-3-4)		1484.20	494.51	470.67	1978.71	1740.24
Less:						
DEPRECIATION	[5]	115.78	82.67	36.51	198.45	139.94
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	1368.42	411.84	434.16	1780.26	1600.30
Less:						
PROVISION FOR TAXATION	[7]	474.91	115.63	157.09	590.54	594.04
NET PROFIT (6-7)	[8]	893.51	296.21	277.07	1189.72	1006.26
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10/- each)	[9]	245.41	247.51	245.41	* 247.51	245.41
RESERVES EXCLUDING REVALUATION RESERVES	[10]				4103.97	3225.65
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	36.41	11.97	11.29	48.07	41.00
AGGREGATE OF NON PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		245414904	247511886	245414904	** 247511886	245414904
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

* Includes Rs. 2.10 Crores Share Capital Suspense in respect of shares awaiting allotment to erstwhile ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) Shareholders, consequent to amalgamation.

** Includes 20,96,982 shares to be issued to erstwhile ITC Bhadrachalam Shareholders, consequent to amalgamation.

Notes:

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 22nd May, 2002.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises of Segment Revenue and Other Income .

(iv) In accordance with the Scheme of Amalgamation of the erstwhile ITC Bhadrachalam with the Company as sanctioned by the Hon'ble High Courts at Kolkata and Hyderabad on 24th January, 2002 and 8th February, 2002 respectively, the assets and liabilities of the erstwhile ITC Bhadrachalam vested in the Company with effect from 1st April, 2001. The Scheme has accordingly been given effect to in these accounts, and it's impact reflected in the "Quarter Ended 31.3.2002" and "Twelve Months Ended 31.3.2002" columns above.

(v) The Tiruvottiyur factory of the Packaging business which was on strike from 13th November, 2001, resumed operations from 21st January, 2002.

(vi) The Provision for Taxation includes the impact of deferred tax.

(vii) The Company has recorded a cumulative net deferred tax liability of Rs. 57.32 crores upto 31st March, 2001 as a reduction from General Reserves. This adjustment has not been reflected in the "Twelve Months Ended 31.3.2001" column above which remains as per the audited accounts.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

1

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.3.2002	Twelve Months Ended 31.03.2001
NET PROFIT	1189.72	1006.26
PROFIT BROUGHT FORWARD	282.50	201.28
TOTAL	1472.22	1207.54
ADJUSTMENT FOR HOTEL FOREIGN EXCHANGE RESERVE	-3.00	48.01
ADJUSTMENT FOR INVESTMENT ALLOWANCE RESERVE	-	0.40
AVAILABLE FOR APPROPRIATION	1469.22	1255.95
APPROPRIATION OF PROFIT/ AND RESERVE		
a) Transfer to Debenture Redemption Reserve	21.49	17.50
b) Release from Debenture Redemption Reserve	-12.28	-14.50
c) Transfer to General Reserve	800.00	700.00
d) Profit carried forward	325.87	282.50
DIVIDEND (2002, subject to deduction of income tax)	334.14	270.45

Notes:

(i) The above was approved at the meeting of the Board of Directors of the Company held on 22nd May, 2002.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs.13.50 per Ordinary share for the financial year ended 31st March, 2002 and the dividend, if declared, will be paid on or after 29th July, 2002 to those members entitled theret

(iv) The Register of Members of the Company will be closed for the purpose of dividend from 17th July, 2002 to 26th July, 2002 (both days inclusive).

(v) The 91st Annual General Meeting of the Company has been convened for 26th July, 2002.

Registered Office:
Virginia House, 37 J L Nehru Road
Kolkata 700 071, India

For and on behalf of the Board
Director

Place : Kolkata
Dated : 22nd May, 2002

ITC LIMITED

Segment wise Revenue, Results and Capital Employed
For The Quarter and Twelve Months Ended 31st March, 2002

(Rs. in Crores)

	3 Months Ended 31.3.2002	12 Months Ended 31.3.2002
1. Segment Revenue		
a) FMCG - Cigarettes	1967.03	8020.92
- Others	5.36	22.06
Total FMCG	1972.39	8042.98
b) Hotels	49.00	162.38
c) Agri Business	422.98	1147.78
d) Paperboards, Paper & Packaging	664.58	1031.01
Total	3108.95	10384.15
Less : Inter segment revenue	170.71	544.06
Gross sales / income from operations	2938.24	9840.09
2. Segment Results		
a) FMCG - Cigarettes	349.10	1693.11
- Others	-24.50	-73.44
Total FMCG	324.60	1619.67
b) Hotels	3.91	-0.50
c) Agri Business	8.22	10.97
d) Paperboards, Paper & Packaging	96.64	162.17
Total	433.37	1792.31
Less : i) Interest (Net)	21.69	66.91
ii) Other un-allocable expenditure net of un-allocable income	-0.16	-54.86
Total Profit Before Tax	411.84	1780.26
3. Capital Employed		
a) FMCG - Cigarettes *	1634.65	1634.65
- Others	58.00	58.00
Total FMCG	1692.65	1692.65
b) Hotels	782.40	782.40
c) Agri Business	412.75	412.75
d) Paperboards, Paper & Packaging	1192.49	1192.49
Total Segment Capital Employed	4080.29	4080.29

* Before considering provision of Rs 589 Crores in respect of disputed State taxes , the levy/collection of which has been stayed.

l

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG , Hotels , Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures .
: Others	- Branded Garments , Greeting Cards & Gifts and Branded Packaged Foods.
Hotels	- Hoteliering .
Paperboards, Paper & Packaging	- Paperboards, Paper including Speciality Paper & Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco

(3) The Branded Garments, Greeting Cards & Gifts and Branded Packaged Foods businesses are presently engaged in product development and scaling up of operations. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business , the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs 782 Crores includes Rs 676 Crores relating to the recently opened hotels, namely ITC One in New Delhi and ITC Grand Maratha in Mumbai , as well as capital work in progress in respect of hotels under construction.

The segment results reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel post the 11th September / 13th December events and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute. Depressed market conditions are expected to continue in the short term.

(5) The Paperboards, Paper and Packaging segment incorporates the impact of the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited with the Company effective 1.4.2001.

(6) The Company's Agri Business exports agri commodities, supplies agri raw materials to the Branded Packaged Foods business and sources leaf tobacco for the Cigarettes business. The segment results were impacted by the tobacco crop holiday and difficult global trading conditions, particularly relating to exports of marine products which were adversely affected by the economic downturn in the U.S. and Japan.

(7) Unallocated corporate assets include Rs.881 crores of legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oils businesses in 1997.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 22nd May, 2002
Place : Kolkata

For and on behalf of the Board

K Vaidyanath

Director

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